Mail Stop 4720

January 27, 2010

David A. Van Vliet
Interim President and Interim Chief Executive Officer
K-V Pharmaceutical Company
One Corporate Woods Drive
Bridgeton, MO 63044

      Re: K-V Pharmaceutical Company
             Preliminary Information Statement on Schedule 14C
             Filed January 14, 2010
             File No. 1-09601

Dear Mr. Van Vliet:

      We have completed our review of your preliminary information statement on Schedule 14C and have no further comments at this time.

             Sincerely,

             Jeffrey P. Riedler
             Assistant Director

cc: Joseph E. Gilligan, Esq.
       Hogan & Hartson LLP
       555 13th Street NW
       Washington, DC 20004